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NAME OF REGISTERANT: THE KROGER COMPANY

NAME OF PERSON RELYING ON EXEMPTION: FRIENDS FIDUCIARY CORPORATION

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 MARKET STREET, SUITE 1535, PHILADELPHIA, PA 19103

May 19, 2022

To Kroger Stockholders:

Friends Fiduciary Corporation seeks your support for Item No. 7 at the stockholder meeting on June 23, 2022.

The proposal asks Kroger to prepare a report on eliminating the use of hydrofluorocarbons (HFCs) in refrigeration, a potent greenhouse gas (GHG) with a high global warming potential (GWP).

Resolved: Shareholders request that Kroger issue a report, at reasonable cost and omitting proprietary information, describing how it can adopt strategies above and beyond legal compliance to curtail the predominant source of its operational (Scope 1) GHG emissions, by deploying the best available technological options for eliminating the use of hydrofluorocarbons (HFCs) in refrigeration. The report should describe the extent to which the Company will act consistent with the Consumer Goods Forum commitments on ultra-low GWP refrigerants, including any related capital spending commitments, or explain why the Company is not acting consistent with those commitments.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

Kroger’s refrigeration systems use potent greenhouse gases called hydrofluorocarbons, which make up over half of the company’s direct operational emissions. Kroger has made some progress on reducing its refrigerant leak rate but has not disclosed a plan or timeline for phasing out the use of HFCs and lags peers in adopting available less harmful alternatives. This calls into question the company’s ability to meet future emission reduction targets that would align with a 1.5℃ scenario. Kroger’s apparent lack of a comprehensive plan to eliminate HFCs in refrigeration exposes Kroger to financial, regulatory and reputational risks. This is why we recommend that shareholders vote FOR Item No. 7.

SUMMARY OF RATIONALE

●	Kroger’s continued reliance on HFCs may expose the company to regulatory risk;
●	Kroger’s continued reliance on HFCs exposes the company to potential reputational risk;
●	Kroger’s reliance on possible future technologies may pose financial risk;
●	Investors need greater transparency to assess financial, regulatory, and reputational risks.

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I.	Kroger’s Continued Reliance on HFCs May Expose the Company to Regulatory Risk

HFCs are highly Potent and Harmful Greenhouse Gases

Refrigeration systems utilized by Kroger contain hydrofluorocarbons, potent greenhouse gases, with a high global warming potential thousands of times more potent than CO2 which has a GWP of 1. Kroger’s refrigerant emissions account for 63% of its Scope 1 emissions.1 As early as 2010, the Board of the Consumer Goods Forum (CGF), a group of major consumer goods retailers and manufacturers of which Kroger is a member, recognized the major contribution of HFCs to total greenhouse gas emissions, stating the intent to take action to mobilize resources, “to begin phasing out HFC refrigerants as of 2015 and replace them with non-HFC refrigerants (natural refrigerant alternatives).” Consistent with this concern, CGF approved a 2016 resolution to transition away from HFCs and commit to begin adopting "ultra-low GWP” alternatives, which it defined as less than a 150 GWP.2 As stated in CGF’s resolution, “a rapid phase down of high GWP HFCs and more sustainable management of refrigeration and systems is necessary to meet the ambitious goal of holding the increase in the global average temperature to well below 2 degrees Celsius…and to further pursue efforts to limit the temperature increase to 1.5 degrees as set out in the Paris Climate Agreement.”

However, our company has been slow to act. Kroger's 2021 ESG report does not reference any strategy for adopting ultra-low GWP technologies consistent with their earlier support of the CGF commitment. Instead, Kroger's report specifies GWPs of "1,500 or less,”3 this is ten times the 150 GWP CGF defines as ultra-low. Further, Kroger’s metric of “1,500 or less,” is out of line with the European Union’s “F-Gas Regulation” and greatly exceeds the California Air Resources Board 2022 requirement for all new refrigeration facilities.4

In its Refrigerant Management Policy, Kroger states the company is “committed to reducing greenhouse gas (GHG) emissions in our operations.”5 However Kroger’s policy focuses primarily on a short term approach of working to reduce its higher GWP refrigerant emissions through leak reduction instead of developing a proactive strategy and plan to phase out the continued use of those higher GWP refrigerants. While we applaud our company’s efforts to reduce its refrigerant leakage in stores, reducing refrigerant leaks is insufficient. As long as companies continue to utilize HFCs, their production, use and ultimate disposal will continue to release harmful HFCs into the environment. That is why Kroger's peers have been and are continuing to transition to available ultra-low refrigerants and why CGF called on industry companies, nearly a dozen years ago, to begin phasing out HFCs in preparation for possible regulatory requirements.

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1 Carbon Disclosure Project, http://www.cdp.net/

2 Consumer Goods Forum, https://www.theconsumergoodsforum.com/wp-content/uploads/2017/11/2018-CGF-Resolutions-and-Commitments.pdf

3 Kroger’s 2021 Environmental, Social, and Governance Report https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger-2021-ESG-Report.pdf

4 https://resourcecompliance.com/2021/03/02/california-arb-passes-resolution-prohibiting-r-404a-r-407c-r-410a-r-507-by-2022/; https://ww2.arb.ca.gov/rulemaking/2020/hfc2020

5 https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger_Refrigerant_Management_Policy_July-2021_vF.pdf

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HFCs Face Increasing Scrutiny and Regulation

Regulations have continued to increase around the phase out of high GWP refrigerants – by focusing the supply, use, re-use and disposal of these harmful gases. Recognizing the climate impact of refrigerants, in 2016, world leaders established a timeline to phase down HFCs globally under the Kigali Amendment to the Montreal Protocol.6 In 2020, U.S. Congress passed the American Innovation and Manufacturing (AIM) Act to significantly reduce HFCs domestically. The U.S. Environmental Protection Agency (EPA) finalized the first AIM Act regulation in September 2021 to reduce HFC consumption at least 85% by 2036.7 Similarly, California requires all new and significantly remodeled supermarket facilities to use refrigerants with a global warming potential less than 150 as of January 1st, 2022.8

Kroger’s 2021 ESG report states that the Company is “preparing to align with forthcoming federal HFC phasedown requirements.”9 However, it does not reference any strategy for adopting ultra-low GWP technologies. The EPA has penalized lagging companies in the past, for example in 2016 when Trader Joe’s was required through a settlement with the EPA to spend an estimated $2 million to reduce HFC refrigerant leaks and pay a $500,000 civil penalty.10 With Kroger’s stated use of GWPs of “1,500 or less,” and without disclosing a strategy for transition, investors cannot assess whether Kroger is positioning itself to meet the AIM Act goal of an 85% reduction.

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6 https://www.unido.org/our-focus-safeguarding-environment-implementation-multilateral-environmental-agreements-montreal-protocol/montreal-protocol-evolves-fight-climate-change

7 https://www.epa.gov/newsreleases/epa-moves-forward-phase-down-climate-damaging-hydrofluorocarbons

8 https://hydrocarbons21.com/articles/9858/california_approves_sweeping_new_refrigerant_rules

9 https://www.thekrogerco.com/esgreport/

10 https://www.epa.gov/enforcement/trader-joes-company-clean-air-act-settlement

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II.	Kroger’s Continued Reliance on HFCs Exposes the Company to Potential Reputational Risk

Kroger Lags Peers in Phasing Out HFCs

Integral to the 2016 CGF resolution to rapidly phase down HFCs, is the commitment of member companies to, “develop individual targets and action plans” to measure and achieve the utilization of only natural refrigerants or alternative ultra-low GWP refrigerants “as soon as possible and no later than 2025.”11 Despite this early call to action by its industry association, Kroger lags its peers who have disclosed clear plans and actions to utilize ultra-low GWP refrigerants. This includes ALDI US, which is leading the industry with “nearly 500 stores (and counting) using refrigerants that have near-zero global warming potential”12 and has the goal of adding about 75 stores each year. ALDI US notes that, “continued transition to natural refrigerants has lowered our potential carbon emissions damage average per store by over 50% since 2015.”13 Target and Whole Foods have also adopted ultra-low GWP technologies more widely than Kroger, with Target planning to bring, “natural refrigerant to its entire store chain by 2040 to help lower emissions and meet the commitment to achieve net zero greenhouse gas emissions by 2040,”14 having already installed around, “15,000 hydrofluorocarbon (HFC)-free units in our stores, accounting for approximately 57% of our operations’ refrigerants in stand-alone cases.”15 Whole Foods is planning to retrofit commercial refrigeration systems replacing high GWP refrigerants at more than 100 stores.16 Walmart has committed to using ultra-low GWP refrigerants in new construction where feasible and to phasing out HFCs entirely by 2040.17 Costco has also prioritized the phase out of HFCs stating on scope 1 emissions the company will, “accelerate the phase-out of HFCs and increase our investment in refrigeration retrofits to reduce refrigerant emission Global Warming Potential (GWP) by 30% by 2030 as compared to our 2020 baseline.”18

In contrast to these commitments, actions and targets by its peers, in its opposition statement Kroger points only to their plan to build seven new retail stores between 2022-2024 that will use CO2 refrigerant technology, with no discussion of how our company plans to phase out HFCs in its existing 2,750 stores. Kroger also states that the company, “continues to transition to lower-GWP refrigerants as they become commercially available and economically viable.” Yet as one of the largest food retailers in the US, Kroger continues to lag peers who have already taken action utilizing commercial, currently available alternatives to support their transition to lower-GWP refrigerants and have set goals and established plans to meet those goals. Without disclosure around how our company plans to transition to lower-GWP refrigerants across not only its new, but also existing stores, investors have no way to gauge any risk the company faces in terms of reaching state and federal regulatory requirements, and thus no way of assessing potential reputational risk.

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11 https://www.theconsumergoodsforum.com/wp-content/uploads/2017/11/2018-CGF-Resolutions-and-Commitments.pdf

12 https://corporate.aldi.us/fileadmin/fm-dam/CR_Progress_Report_2022/CR_Progress_Report_2022.pdf

13 https://corporate.aldi.us/en/corporate-responsibility/sustainability/climate-energy/

14 https://corporate.target.com/article/2022/03/net-zero-store

15 https://corporate.target.com/_media/TargetCorp/Sustainability-ESG/PDF/2021_Target_Corporate-Responsibility-Report.pdf

16 https://www.honeywell.com/us/en/press/2021/04/whole-foods-market-adopts-honeywell-technology-to-reduce-carbon-footprint-at-u-s-stores

17 https://corporate.walmart.cArticle in Responsible Investor.
https://www.responsible-investor.com/esg-resolution-round-up-is-investor-support-for-corporates-climate-plans-waning/?utm_source=newsletter-daily&utm_medium=email&utm_campaign=ri-daily-bronze&utm_content=06-05-2022
They reported that Engine No. 1 of XOM fame voted against the resolutions at BofA and Wells Fargo asking for finance in alignment with NZE because they did not provide adequate flexibility of banks to finance fossil fuel transition.om/esgreport/esg-issues/climate-change

18 https://www.costco.com/sustainability-climate-action-plan.html?&reloaded=true

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HFC Phase Out will be Critical to Reach Science-Based Targets

Kroger’s lack of a detailed, ambitious plan to phase out HFCs calls into question our company’s ability to reach its current and future greenhouse gas targets, since HFCs are the majority of its Scope 1 emissions. Kroger has stated that transitioning to ultra-low GWP refrigerant has the potential to reduce per-store emissions by more than 200 tons CO2e annually - and yet it has not disclosed any plan, or even commitment, to phase out HFCs and implement readily available ultra-low GWP refrigerants in its operations. Kroger set a goal to reduce its absolute greenhouse gas emissions from its operations by 30% by 2030, against a 2018 baseline,19 and has committed to “publish a Climate Roadmap Plan to further outline our approach to meeting the current 2030 GHG reduction goal.” However, the company also notes “given the latest guidance from the Intergovernmental Panel on Climate Change and the Science-Based Targets initiative (SBTi), Kroger has committed to reset the current Scope 1 and 2 GHG reduction target for 2030 – to align with a 1.5°C scenario”20 and expects to complete this work in 2023. Therefore, while the company has agreed to publish a roadmap in 2022 to reach its current GHG reduction goal, this roadmap will quickly be outdated with the reset of its GHG reduction goals a year later, in 2023.

While we applaud this just announced new commitment to set a science-based target, many of our company’s peers have already committed to science-based targets, including Walmart in 2016, CVS Health in 2018, Target in 2019, and Albertsons Companies in 2022.21 In order for a company’s targets to be recognized by SBTi, companies must follow the GHG Protocol Corporate Standard.22 This standard provides guidance to companies with the objective “to provide business with information that can be used to build an effective strategy to manage and reduce GHG emissions” and requires “the accounting and reporting of the six greenhouse gases covered by the Kyoto Protocol,” one of which is HFCs.23 Not only will Kroger be expected to account for and report on HFC emissions, but that information is necessary in order to build an effective strategy to reduce company GHG emissions.

Phasing out high GWP refrigerants will necessarily be a critical component of reaching future science-based target goals. For example, Walmart notes in their refrigerant policy that their scope 1 refrigerant emissions increased 8.4% from 2019 to 2020, “primarily due to increased maintenance for equipment…which has not yet been converted to a lower Global Warming Potential (GWP) alternative.”24 The clear solution to refrigerant emission reductions is the transition away from harmful, high GWP HFCs. Lack of a plan to phase out HFCs exposes our company, one of the largest grocers in the US, to potential reputational risks as its peers lead the way on this necessary transition.

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19 https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger-2021-ESG-Report.pdf

20 Kroger Statement in Opposition

21 https://sciencebasedtargets.org/companies-taking-action

22 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf

23 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf

24 https://corporate.walmart.com/esgreport/esg-issues/climate-change#metrics

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III.	Kroger’s Reliance on Possible Future Technologies May Pose Financial Risk

In response to the proposal, Kroger states it “continues to transition to lower-GWP refrigerants as they become commercially available and economically viable.” However, ultra-low GWP alternatives are already commercially available and have already been widely adopted by Kroger’s peers today. While CGF recognized the barriers to lower GWP adoption in 2010 due to restrictions and availability, by 2016 CGF stated in its resolution that the “2010 resolution has helped stimulate innovative alternatives to HFC refrigerants which are commercially available and deployed today.”25 This is supported by the use of those commercially available alternatives by Kroger’s peers. Our company risks undermining its efforts to meet emissions targets if it continues relying on possible development of future technologies, thereby delaying actions that can be taken now to phase out HFCs in company operations, just as their peers are doing.

Kroger’s limited reduction of HFC use and failure to adopt a plan to transition away from HFCs also potentially exposes our company to financial risks due to rising refrigerant prices from the implementation of the phasedown. After a similar 2017 phasedown in Europe, HFC prices spiked by 1300% and have remained 500% above pre-regulation levels.26 Refrigerant pricing has increased on average more than 30% over the past 18 months. Transitioning a single supermarket can save $2,800 annually per store based on current prices.27 If the price increase follows the EU example, this could grow to $14,000 annually, or $280,000 over a refrigeration system’s lifetime of roughly two decades. This would offset the upfront costs of implementing a low-GWP system. With a useful life of +20 years for refrigeration systems and a cost up to $1.5 million to purchase and install per store,28 the lack of a comprehensive strategy to transition to ultra-low GWP refrigeration could expose the company to equipment obsolescence risk for units that are not compatible with ultra-low GWP refrigerants.

Without disclosure of company plans to transition away from HFC’s, including the requested reporting in the proposal for related capital spending commitments, investors are unable to determine the potential financial risks to the company of cost inefficiencies and unplanned capital costs necessitated by the required transition to lower GWP refrigerants.

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25 https://www.theconsumergoodsforum.com/wp-content/uploads/2017/11/2018-CGF-Resolutions-and-Commitments.pdf

26 https://ec.europa.eu/clima/sites/clima/files/docs/0106/2020_03_25_hfc_availability_en.pdf

27 https://ww2.arb.ca.gov/rulemaking/2020/hfc2020

28 https://ww2.arb.ca.gov/sites/default/files/barcu/regact/2020/hfc2020/appb.pdf?_ga=2.207811540.757117940.1652882069-2129847318.1628690783 See p 47

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IV.	Investors Need Greater Transparency to Assess Financial, Regulatory, and Reputational Risks

Investors need greater transparency of company plans to transition from highly pollutive HFC’s to lower-GWP refrigerants to gauge progress on aligning its GHG emissions reductions with a 1.5°C scenario. With refrigerant emissions accounting for the majority of its Scope 1 GHG emissions, eliminating these emissions must play an important part in the company’s overall strategy for GHG reductions. In order to assess our company’s progress, investors need clear plans, targets and metrics. This was incorporated in the 2016 CGF resolution that its member companies would develop targets and action plans to measure and achieve phasedown of HFCs and “regularly publish information on progress.”29 As investors, we would like to see our company move from a lagging position to a leading one, commensurate with Kroger’s standing in the industry. Our company can do this by publicly committing to transitioning away from HFCs in its operations describing strategies, above and beyond legal compliance, to eliminate the use of hydrofluorocarbons in refrigeration, the predominant source of its Scope 1 GHG emissions. Such strategies could include setting goals and timelines. Doing so will give investors the information we need to assess not only the financial and regulatory risks, but also our company’s ability to reach its planned science-based emissions reduction target in alignment with a 1.5°C scenario.

For all these reasons, we recommend that shareholders vote FOR Item No. 7.

Sincerely,

Jeffery Perkins

Executive Director

Friends Fiduciary Corporation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary Corporation is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges stockholders to vote for Item No. 7 following the instructions provided on the Company’s proxy mailing.

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29 https://www.theconsumergoodsforum.com/wp-content/uploads/2017/11/2018-CGF-Resolutions-and-Commitments.pdf